TSCAN THERAPEUTICS, INC.

May 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	TScan Therapeutics, Inc. (CIK 0001783328)

Request to Withdraw Pre-Effective Amendment No. 1 to Registration Statement (Reg No. 333-268260) on Form S-3 (Accession No. 0001193125-23-145261)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TScan Therapeutics, Inc. (the “Company”) hereby requests the immediate withdrawal of the Company’s Amendment No. 1 to Registration Statement on Form S-3 referred to above (the “Amendment”), which was filed on May 16, 2023, together with all exhibits thereto, with Accession No. 0001193125-23-145261. No securities were sold pursuant to this Amendment.

Two Amendments No. 1 to the Registration Statement on Form S-3 were filed under the EDGAR submission header for Reg No. 333-268260.

The Company is requesting the immediate withdrawal of the Amendment No. 1 that references Reg. No. 333-268261 (Accession No. 0001193125-23-145261).

The Company is not seeking the withdrawal of the Amendment No. 1 that references Reg. No. 333-268260 (Accession No. 0001193125-23-145259).

Thank you for your assistance in this matter. If you have questions regarding this request, please contact the Company’s legal counsel, William D. Collins, Esq., of Goodwin Procter LLP, at (617) 570-1447.

Very truly yours,

/s/ Brian Silver
Chief Financial Officer

cc:	Zoran Zdraveski, Esq. (Chief Legal Officer at TScan Therapeutics, Inc.)

William D. Collins, Esq. (Goodwin Procter LLP)

David Li, Esq. (Goodwin Procter LLP)